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                              October 27, 2023

       Henry Monzon
       Chief Executive Officer
       Nocturne Acquisition Corporation
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 4,
2023
                                                            File No. 333-273986

       Dear Henry Monzon:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Background of the Business Combination
       Negotiation Process with Cognos, page 92

   1. We note your revised disclosure in response to previous comment 26 that "Economics
                                                        Partners used the
Asset Approach-Cost Method    and the    Option Pricing Method    in
                                                        arriving at their
valuation." Please expand on this statement to briefly explain the two methods used as well as
any material assumptions underlying the valuations.
   2. We note disclosures throughout this section that refer to review done by a "technical due diligence" team. Please
revise to describe the work performed by the technical due
                                                        diligence team and the
members which compose of such team.
 Henry Monzon
FirstName LastNameHenry   Monzon
Nocturne Acquisition Corporation
Comapany
October 27,NameNocturne
            2023         Acquisition Corporation
October
Page 2 27, 2023 Page 2
FirstName LastName
Opinion of the Company's Financial Advisor, page 98

3. We note your response to previous comment 30 and re-issue the comment. Annex F to the
         Registration Statement still appears to be omitted. Please revise to include a copy of the full opinion.
Discounted Cash Flow Analysis, page 102

4. We note your response to prior comment 34 and the new disclosures related to the projections provided by Cognos management. Expand your disclosure to specifically describe all the referenced material assumptions, including the operating expenses and clinical budget provided by Cognos management.
5. Please explain how Cognos determined the potential market and how they used it to project revenue. To the extent Cognos relied on the third-party market study performed by
         MCRA, please clearly state this and explain any material assumptions underlying the estimates in the MCRA study.
6. Disclose the significant assumptions underlying projected revenue growth and explain why it is reasonable to include projections of ten years.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 137

7. We note the expanded disclosures you provided in response to prior comments 6 and
         40. Please further expand the disclosure to clarify the number of options and warrants outstanding as of the most recent balance sheet date that are in-the-money. Also, clarify what will happen with the outstanding options and warrants that are out-of-the-money, whether there are any remaining vesting conditions along with any accounting implications.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 150

8. We note the expanded disclosures you provided in response to prior comment 50. Please further expand the disclosures to include the number of shares that are anti-dilutive by type of security. Refer to ASC 260-10-50-1.c. for guidance. Conflicts of Interest, page 167

9. We note your response to previous comment 63 and your statement that "The conflict of interest described above did not prevent our directors and officers from presenting appropriate acquisition targets to Nocturne during our search for a company with which to complete a business combination." Please also note whether this potential conflict of interest otherwise impacted your search for an acquisition target outside of presenting appropriate acquisition targets to Nocturne.
Information About Cognos
 Henry Monzon
Nocturne Acquisition Corporation
October 27, 2023
Page 3
Business Strategy, page 181

10. We note your revised disclosure in response to previous comment 58. Please expand on this disclosure to note the expected timing for the completion of the pre-clinical proof of concept animal study.
Manufacturing, page 181

11. We note your revised disclosure in response to previous comment 59. Please add risk factor disclosure regarding the fact that you are substantially dependent on third-parties for the raw materials that are incorporated into your pumps. Please file your agreement with the Fraunhofer Institute as an exhibit to the Registration Statement or explain why you are not required to do so.
General

12. We note the disclosure on page 181 that a third-party market study performed by MCRA,
      LLC and commissioned by Cognos estimated the combined treatment market for these three diagnoses in the United States at approximately $15.8 billion per year, comprised of approximately $6 billion for LC, approximately $8 billion for pancreatic cancer and approximately $1.8 billion for glioblastoma. Please include a consent of MCRA, LLC pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameHenry Monzon                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameNocturne Acquisition Corporation
                                                            Services
October 27, 2023 Page 3
cc:       Yang Wang, Esq.
FirstName LastName